Exhibit 5


                                  PERDIGAO S.A.
             JUSTIFICATION PROPOSITION OF THE BOARD OF DIRECTORS AND
               EXECUTIVE BOARD FOR THE 2ND EXTRAORDINARY GENERAL
         SHAREHOLDER'S MEETING TO BE HELD ON THE 17TH OF DECEMBER, 2002


TO THE SHAREHOLDERS

The Board of Directors of the Company, in accordance with the legal and statutory provisions, submits to the shareholders the following proposition, to resolve upon the amendment of the Bylaws, mainly to incorporate the changes stipulated by Law No. 10.303 of October 31, 2001:

1. To foresee the right of inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares, as provided in Article 254-A, of Law 6404/76;

2. Amendment of Article 10 (caput - Board of Directors) deleting the expression:
"resident in the country";

3. Amendment of Article 11 - item 11 changing its wording to read as follows:
"Propose to the General Meeting the issuance of new shares, above the authorized capital stock limit".

4. Amendment of Article 23 - item 2 deleting the expression: "and/or payment of interest on capital as provided in Law 9249/95".

5. Articles 5 -Paragraph 1; 10; 11 - item 11 and 23 - item 2 shall become effective with the following wording:

"ARTICLE. 5 - Paragraph One - Preferred rights consist of: a) inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares, as provided in Article 254-A, of Law 6404/76; b) priority in the receipt of a cumulative fixed dividend equivalent to one thousandth of brazilian real (R$ 0,001) for each lot of one thousand (1,000) shares, participating in the profits distribution in equal conditions with the commom shares, after the later have been assured a dividend equal to the minimum dividend required by law; c) reimbursement of the capital in the event of the Company liquidation, according to the resolution of the General Meeting";

"ARTICLE 10 - (caput) The Board of Directors is formed by seven full members and an equal number of substitutes, who must be shareholders of the Company, elected by the General Meeting for 2-year terms, reelection being permitted;"

"ARTICLE 11 - item 11 - Propose to the General Meeting the issuance of new shares, above the limit of the authorized capital stock limit; "


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"ARTICLE 23 - item 2 - twenty-five percent (25%) as minimum mandatory dividend, adjusted according to Article 202 of Law 6404/76, to be distributed to all of the Company's shares, of any kind or class;"


                       Sao Paulo, SP, 26 of November 2002.


                               EGGON JOAO DA SILVA


                         ANTONIO CARLOS VALENTE DA SILVA


                          CARLOS EDUARDO DA SILVA BESSA


                          SEBASTIAO JOSE MARTINS SOARES


                                 ELIANE LUSTOSA


                              BIRAMAR NUNES DE LIMA


                           PEDRO AUGUSTO NARDELI PINTO